Exhibit 21.1

SUBSIDIARIES OF ENTASIS THERAPEUTICS HOLDINGS INC.

Name	Jurisdiction of Incorporation
Entasis Therapeutics Inc.	Delaware
Entasis Therapeutics Limited	United Kingdom
Entasis Therapeutics Security Corporation	Massachusetts